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                    April 29, 2005

                    VIA EDGAR AND U.S. MAIL

                    Securities and Exchange Commission
                    Division of Corporate Finance
                    450 Fifth Street, N.W.
                    Mail Stop 0308
                    Washington, D.C. 20549
                    Attn: H. Christopher Owings, Assistant Director

                    RE:    CITI TRENDS, INC.
                           AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED APRIL 7, 2005
                           FILE NO. 333-123028

                   Dear Mr. Owings:

                          On behalf of Citi Trends, Inc., a Delaware corporation
                    (the "Company"), we hereby submit three copies of the Company's responses to the Staff's comments conveyed in a letter to the Company dated April 15, 2005 in connection with the Staff's review of the Company's Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on April 7, 2005 (the "Registration Statement").

                          This letter is submitted along with four copies of
                    Amendment No. 2 to the Registration Statement ("Amendment No. 2"). All such copies have been marked to show changes from Amendment No.1 to the Registration Statement. Amendment No. 2 was transmitted for filing with the Commission as of the date hereof.

                          Capitalized terms used herein and not otherwise
                    defined have the meanings specified in the Registration Statement. For your convenience, we have repeated each of the Staff's comments in bold prior to the Company's response. Unless otherwise indicated, all page number references in the responses below are to the internal pages of Amendment No. 2.


















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April 29, 2005
Page 2

General

      1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 3. IN THE SUPPLEMENTAL INFORMATION YOU PROVIDED, YOU STATE THAT YOU OFFER 20% TO 60% DISCOUNTS ON THE SAME MERCHANDISE AS DEPARTMENT AND SPECIALTY STORES BECAUSE DEPARTMENT AND SPECIALTY STORES OFFER THEIR MERCHANDISE AT THE MANUFACTURER'S SUGGESTED RETAIL PRICE. THEREFORE, PLEASE PROVIDE A BASIS FOR YOUR BELIEF THAT SPECIALTY AND DEPARTMENT STORES OFFER THEIR PRODUCTS FOR THE MANUFACTURER'S SUGGESTED RETAIL PRICE, OR CONSIDER REVISING YOUR DOCUMENT TO STATE THAT YOU OFFER NATIONALLY RECOGNIZED BRANDED MERCHANDISE AT 20% TO 60% DISCOUNTS OFF THE MANUFACTURER'S SUGGESTED RETAIL PRICE.

            The Company supplementally informs the Staff that based on the Company's frequent comparative shopping of specialty and department stores, the Company's management believes that specialty and department stores regularly offer their products for the manufacturer's suggested retail price.

Risk Factors, page 6

      2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 7. IN YOUR THIRD RISK FACTOR ON PAGE 7 AND YOUR FIRST FULL RISK FACTOR ON PAGE 9, PLEASE CONSIDER EITHER REMOVING THE BULLET POINT ELEMENTS OF THESE SUBSECTIONS OR DISCUSSING HOW EACH OF THESE ELEMENTS IS A RISK TO YOUR BUSINESS.

            The Company has complied with the Staff's comment by revising the risk factors on pages 7 and 9 of the prospectus.

We depend on the experience and expertise of our senior management team..., page 11


      3. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10. PLEASE CONSIDER SEPARATING THIS RISK FACTOR INTO TWO RISK FACTORS. ONE RISK FACTOR SHOULD DISCUSS YOUR DEPENDENCE ON YOUR TWO KEY EMPLOYEES, R. EDWARD ANDERSON AND GEORGE BELLINO, AND THE OTHER FACTOR SHOULD DISCUSS THE RISKS RELATING TO YOUR HIGH EMPLOYEE TURNOVER RATES.

            The Company has complied with the Staff's comment by revising the disclosure on page 11 of the prospectus.

Use of Proceeds, page 17

      4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 13. PLEASE ESTIMATE YOUR OUTSTANDING INDEBTEDNESS UNDER YOUR REVOLVING LINES OF CREDIT THAT YOU WILL HAVE TO PAY THE BANK OF AMERICA AND CONGRESS FINANCIAL. IF YOU ARE UNABLE TO ESTIMATE THE AMOUNTS YOU OWE ON YOUR REVOLVING LINES OF
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April 29, 2005
Page 3

            CREDIT, PLEASE DISCLOSE THIS IN YOUR DOCUMENT. FURTHER, PLEASE TELL US IF YOUR $1.6 MILLION DEBT TO THE NATIONAL BANK OF COMMERCE WAS INCURRED WITHIN THE LAST YEAR. IF SO, PLEASE DESCRIBE THE USE OF THE PROCEEDS OF THIS INDEBTEDNESS FOR ANYTHING OTHER THAN SHORT-TERM BORROWINGS USED FOR WORKING CAPITAL. SEE INSTRUCTION 4 TO ITEM 504 OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 17 of the prospectus. The Company supplementally advises the Staff that there are currently no outstanding balances under, and prior to the consummation of the offering the Company does not expect to incur any indebtedness under, the Bank of America or Congress Financial revolving lines of credit, and, therefore, such repayment will not be a use of the net proceeds from the offering.

            The Company supplementally informs the Staff that the $1.6 million debt to the National Bank of Commerce was not incurred within the last year.

Selected Financial and Operating Data, page 20

      5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 16. PLEASE INCLUDE YOUR "NET INCOME PER COMMON SHARE" AND "WEIGHTED AVERAGE SHARE" IN THIS SECTION.

            The Company has complied with the Staff's comment by revising the disclosure on page 20 of the prospectus to include the net income per common share and the weighted average share data.

      6. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 17. HOWEVER, IT DOES NOT APPEAR THAT YOU SHOW MANDATORILY REDEEMABLE PREFERRED STOCK AS A LIABILITY IN THE YEARS PRIOR TO THE RECLASSIFICATION. PLEASE REVISE OR ADVISE.

            The Company has complied with the Staff's comment by revising the disclosure on page 20 of the prospectus so that the mandatorily redeemable preferred stock is shown as a liability in the years prior to the reclassification.

      7. PLEASE EXPAND YOUR DISCLOSURES RELATING TO STORE OPERATING PROFIT TO INDICATE THE NATURE OF THE EXPENSES INCLUDED IN STORE OPERATING EXPENSES.

            The Company has complied with the Staff's comment by revising the disclosure on page 21 of the prospectus to indicate the nature of the expenses included in store operating expenses.
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April 29, 2005
Page 4

Overview, page 22

      8. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 23. PLEASE DISCLOSE THE INJUNCTIVE ORDER IMPOSED BY THE U.S. COURT OF INTERNATIONAL TRADE STOPPING THE U.S. GOVERNMENT FROM INSTITUTING SAFEGUARD MEASURES ON TWELVE CATEGORIES OF TEXTILES AND APPAREL.

            The Company has complied with the Staff's comment by revising the disclosure on page 22 of the prospectus to disclose the injunctive order imposed by the U.S. Court of International Trade stopping the U.S. government from instituting safeguard measures on twelve categories of textiles and apparel.

Quarterly Results of Operations, page 26

      9. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 25. PLEASE ADD PER SHARE DATA TO YOUR QUARTERLY RESULTS OF OPERATIONS AS REQUIRED BY ITEM 302(A)(1) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 27 of the prospectus to include the per share data to the Company's quarterly results of operations.

Liquidity and Capital Resources, page 27

      10. IN YOUR DESCRIPTION OF THE CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES FOR FISCAL 2004 AS COMPARED TO FISCAL 2003, PLEASE DISCUSS ALL MATERIAL FACTORS CONTRIBUTING TO THE INCREASE. FOR EXAMPLE, WE NOTE THAT YOU DISCUSS THE INCREASE IN NET INCOME AS A PRIMARY FACTOR, BUT ALSO DISCUSS OTHER SIGNIFICANT FACTORS SUCH AS THE CHANGE IN INVENTORY, CHANGE IN ACCOUNTS PAYABLE, AND CHANGE IN ACCRUED EXPENSES AND ACCRUED COMPENSATION.

            The Company has complied with the Staff's comment by revising the disclosure on page 28 of the prospectus to discuss all material factors contributing to the increase.

Growth Strategy, page 35

      11. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 32. PLEASE INCLUDE THE DEFINITIONS IN YOUR RESPONSE TO US IN YOUR REGISTRATION STATEMENT.
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April 29, 2005
Page 5

            The Company has complied with the Staff's comment by revising the disclosure on page 36 of the prospectus to include the Company's response to prior comment #32.

Legal Proceedings, page 41

      12. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 40. PLEASE IDENTIFY THE PARTIES TO THE LITIGATION. SEE ITEM 103 OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 42 of the prospectus. The Company supplementally informs the Staff that the other litigation previously disclosed brought by the former manager-in-training has been settled for a de minimus amount, and the Company has revised the prospectus accordingly.

Executive Officers and Directors, page 42

      13. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 42. PLEASE DISCLOSE THE POSITIONS HELD BY MR. GOFF AS AN EMPLOYEE OF HAMPSHIRE. SEE ITEM 401(E) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 44 of the prospectus to disclose the positions held by Mr. Goff as an employee of Hampshire.

Board of Directors Composition After the Offering, page 43

      14. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 44. PLEASE DISCLOSE IN YOUR REGISTRATION STATEMENT THAT YOUR THREE INDEPENDENT DIRECTORS WILL BE JOHN LUPO, TRACY NOLL, AND THE DIRECTOR NOMINEE.

            The Company has complied with the Staff's comment by revising the disclosure on page 44 of the prospectus to disclose that the independent directors will be John Lupo and Tracy Noll. The Company has also disclosed that the vacant board position will be filled by an independent director.

Director Compensation, page 46

      15. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 45. PLEASE DISCLOSE THE AMOUNT OF OPTIONS AND THE EXERCISE PRICE YOU ANTICIPATE GIVING YOUR INDEPENDENT DIRECTORS IN THE FUTURE. SEE ITEM 402(G) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising page 47 of the prospectus to disclose the amount of options and the exercise price the Company anticipates giving its independent directors in the future.
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April 29, 2005
Page 6

Lock-Up Agreements, page 62

      16. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 49. PLEASE INCLUDE YOUR RESPONSE TO US IN YOUR REGISTRATION STATEMENT.

            The Company has complied with the Staff's comment by revising the disclosure on page 65 of the prospectus to include the Company's response to prior comment #49.

FINANCIAL STATEMENTS

Note 2, Summary of Significant Accounting Policies, page F-7

      17. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 54. IT DOES NOT APPEAR THAT YOU REVISED YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION CONCERNING HANDLING AND DISTRIBUTION COSTS AS INDICATED IN YOUR RESPONSE. ALSO, IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION, PLEASE DISCLOSE THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO OTHERS SINCE SOME ENTITIES INCLUDE THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF GOODS SOLD, AND OTHERS, LIKE YOU, EXCLUDE ALL OR A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM SUCH AS SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. FURTHER, AS PREVIOUSLY REQUESTED, PLEASE DISCLOSE THE AMOUNTS EXCLUDED FROM COST OF SALES FOR EACH PERIOD PRESENTED.

            The Company respectfully submits that the Company did revise its Management's Discussion and Analysis of Financial Condition and Results of Operations for prior comment #54 in Amendment No. 1 to the Registration Statement. Please see the "Basis of the Presentation" section on page 23 of the prospectus. We noted that "Selling, general and administrative expense is comprised of store costs, including salaries and store occupancy costs, handling costs, corporate and distribution center costs and advertising costs."

            The Company has complied with the Staff's comment by revising the disclosure on page 24 of the prospectus to disclose that the Company's gross margins may not be comparable to other retailers.

            The Company respectfully submits that disclosing the handling and distribution costs excluded from cost of sales for each period presented will not be useful to investors and could potentially be misleading. As discussed in the Staff's comment, the cost of sales line item is not uniform among retailers, and different retailers include occupancy, buying labor, and advertising costs (or some permutation of these costs) in costs of sales, in addition to handling
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April 29, 2005
Page 7

            and distribution center costs. Therefore, disclosing the aforementioned amounts will not facilitate a greater understanding of our gross margins.

Note 8, Stockholders' Equity, page F-15

      18. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE, FOR EACH GRANT DATE, THE NUMBER OF OPTIONS OR SHARES GRANTED, THE EXERCISE PRICE, THE FAIR VALUE OF THE COMMON STOCK, AND THE INTRINSIC VALUE, IF ANY, PER OPTION. PLEASE INDICATE WHETHER THE VALUATION YOU USED TO DETERMINE THE FAIR VALUE WAS CONTEMPORANEOUS OR RESPECTIVE. IN ADDITION, PLEASE EXPAND YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION TO DISCLOSE THE INTRINSIC VALUE OF OUTSTANDING OPTIONS, VESTED AND UNVESTED, BASED ON THE ESTIMATED INITIAL PUBLIC OFFERING PRICE. FURTHER, PLEASE DISCUSS THE FACTORS, ASSUMPTIONS, AND METHODOLOGIES YOU USED IN DETERMINING FAIR VALUE AND THE FACTORS CONTRIBUTING TO THE DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED INITIAL PUBLIC OFFERING PRICE. PLEASE INDICATE THE REASON MANAGEMENT CHOSE NOT TO OBTAIN A CONTEMPORANEOUS VALUATION BY AN UNRELATED VALUATION SPECIALIST.

            The Company has complied with the Staff's comment by revising the disclosure on page F-16 to include the dates of grants and the intrinsic values. The fair market values equal the exercise price of the grants except for one grant issued in December 2001, as noted in the disclosure. The fair values were determined for the quarters immediately preceding the dates of the grants.

            The Company has complied with the Staff's comment by expanding its Management's Discussion and Analysis section to disclose the intrinsic value of outstanding options based on the estimated initial public offering price. In addition, the Company has disclosed the assumptions and factors used in determining the fair values as of the date of the grants and why this differs from the estimated initial public offering price. In addition, the Company disclosed the reason for not obtaining a contemporaneous valuation at each grant date. The Company has revised the disclosure on page 31 of the prospectus to include these statements.

                                   * * * * * *

      We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please do not hesitate to contact the undersigned at (212) 318-6400.
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April 29, 2005
Page 8

      Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,


/s/ William F. Schwitter

for PAUL, HASTINGS, JANOFSKY & WALKER LLP


cc:      R. Edward Anderson
         John Fieldsend, Staff Attorney